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As filed with the Securities and Exchange Commission on June 6, 2002

Registration Statement No. 333-88678

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRIUMPH GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0347963
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Four Glenhardie Corporate Center
1255 Drummers Lane, Suite 200
Wayne, Pennsylvania 19087
(610) 975-0420

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard C. III
President and Chief Executive Officer
Triumph Group, Inc.
Four Glenhardie Corporate Center
1255 Drummers Lane, Suite 200
Wayne, Pennsylvania 19087
(610) 975-0420

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward D. Slevin, Esquire Gerald J. Guarcini, Esquire Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103 (215) 665-8500	Richard M. Eisenstaedt, Esquire Vice President and General Counsel Triumph Group, Inc. Four Glenhardie Corporate Center 1255 Drummers Lane, Suite 200 Wayne, Pennsylvania 19087 (610) 975-0420	William M. Hartnett, Esquire Cahill Gordon & Reindel 80 Pine Street New York, New York 10005-1702 (212) 701-3000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion, Dated June 6, 2002

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2,350,000 Shares

Common Stock

This is a public offering of common stock of Triumph Group, Inc. The selling stockholder is offering all of the 2,350,000 shares of our common stock offered by this prospectus. We will not receive any of the proceeds from the sale of shares.

Our common stock is traded on the New York Stock Exchange under the symbol "TGI." On June 5, 2002, the last reported sale price of our common stock was $40.81 per share.

Investing in the common stock involves risk. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The selling stockholder has granted the underwriters the right to purchase up to 352,500 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Merrill Lynch & Co.

The date of this prospectus is            , 2002.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information and financial statements and notes appearing elsewhere in this prospectus.

Our Business

        We design, engineer, manufacture, repair, overhaul and distribute aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, structural components, auxiliary power units, commonly referred to as APUs, avionics and aircraft instruments. We serve a broad spectrum of the aerospace industry, including commercial and regional airlines and air cargo carriers, as well as original equipment manufacturers, commonly referred to as OEMs, of commercial, regional, business and military aircraft and components, and manufacturers and operators of industrial gas turbine engines.

        We were founded in 1993 with a vision to build a large and highly profitable aerospace business to offer a fully-integrated suite of technical capabilities to the aerospace marketplace. Since then, we have built a strategic portfolio of products and services that, when taken together, have allowed us to enjoy strong growth and superior margins. Our technical expertise in various aerospace manufacturing and service disciplines constitutes our core competency. Our aviation segment is organized to match our skills to the relevant market, according to the following divisional product groups:

  •
  Structural Components Group—performs complex manufacturing, machining and forming processes.

  •
  Operational Components Group—performs advanced manufacturing, fabrication, coating and processing functions to deliver precision detail parts and complete component assemblies.

  •
  Control Systems Group—designs, engineers, builds and repairs complete mechanical, electromechanical and hydraulic systems.

  •
  Aftermarket Services Group—provides FAA-certified repair and overhaul services on aircraft instruments and components.

  •
  Gas Turbine Services Group—repairs and overhauls industrial gas turbine components.

        Since our initial public offering in 1996, we have pursued a strategy designed to enhance internal growth opportunities and exploit select, complementary acquisition opportunities. During this period, we have completed 19 acquisitions and more than doubled our net sales to $613 million for the fiscal year ended March 31, 2002. We believe that our track record of favorable financial results is due to the discipline with which we pursue our internal and acquisition-based growth strategy. We will continue to seek to leverage our existing technical skills into related manufacturing and service capabilities as well as related product markets. For example, our expertise in the manufacture and repair of complex components used in turbine engines for the aerospace market has allowed us to further penetrate the market for industrial gas turbine components used for power generation. Our goal is to provide a fully-integrated suite of manufacturing and repair capabilities for industrial gas turbines similar to our current aerospace offering.

        We also strive to maintain balance and diversity in our mix of aerospace-related revenue. During the fiscal year ended March 31, 2002, approximately 56% of our aviation segment net sales were derived from the sale of products to OEMs, and approximately 29% were derived from the sale of repair and overhaul services to the aftermarket. This business is derived from a broad range of aerospace platforms and other markets, including:

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  Large Commercial Jets—Boeing 737, 747, 757, 767, 777 and Airbus 319, 320, 321, 340;

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  Military Aircraft and Space Vehicles—Boeing C-17, F/A-18, Delta Launch Vehicle, International Space Station and Lockheed Martin F-16 and Northrop Grumman E-2C;

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  Business Jets—Gulfstream GIV, GV and Bombardier Global Express, Challenger, Learjet and Cessna Citation;

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  Regional Commercial Jets—Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190; and

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  Gas Turbine Engines—Siemens Westinghouse and other industrial gas turbines.

The percentages of our aviation segment net sales for fiscal 2002 by market were 43% for large commercial jets, 26% for military aircraft and space vehicles, 11% for business jets, 6% for regional commercial jets and 14% for gas turbine engines and other.

        We have a broad customer base. For the fiscal year ended March 31, 2002, our largest customer accounted for approximately 14% of our net sales and our ten largest customers accounted for approximately 44% of our net sales.

Our Industry

        The aircraft component production and repair industry is highly fragmented. This industry has been consolidating in recent years and we expect that this consolidation will continue for the foreseeable future. We believe that a number of significant trends currently affecting this industry will increase the demand for the design, engineering, manufacture, repair and overhaul of aircraft components including:

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  Increased air transit and aircraft utilization, including a continued rebound from lower levels resulting from the tragic events of September 11, 2001;

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  Increased military spending and procurement;

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  Increased outsourcing by aircraft operators and OEMs;

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  Reduced number of approved suppliers;

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  Increased maintenance and safety requirements; and

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  Increased emphasis on component traceability.

Our Competitive Advantages

        We believe that we are well positioned to take advantage of the trends affecting our industry due to the following competitive advantages:

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  Diverse array of products and services—We provide the aerospace industry a consolidated point of purchase for a diverse array of technically complex products and services across a wide range of aerospace platforms. Customers can rely on us to provide services on aircraft components at every stage of their useful lives, from the design, engineering and manufacture of new components to the repair and overhaul of existing components.

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  Proprietary rights relating to component designs, manufacturing processes and repair and overhaul procedures—Some of our customers rely on us exclusively for certain products because their specifications require our unique design, manufacture and/or overhaul capabilities.

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  Broad FAA certifications and licenses—We operate 23 repair stations certified by the FAA for the repair and overhaul of a broad range of aircraft instruments and accessories. We also maintain exclusive licenses from the FAA that allow us to design, engineer, repair, test and release certain components into service without further FAA approval. We believe that the amount of time and expense required to obtain these certifications and licenses makes it more difficult for potential competitors to enter the market.

  •
  Emphasis on quality control—We have continually met or exceeded the most stringent quality control requirements of domestic and foreign regulatory authorities, OEMs, commercial airlines and other customers. We maintain detailed records to ensure the traceability of the production and service of each aircraft component. We believe that our emphasis on quality control has enabled us to obtain many of the FAA licenses that we hold. We believe that the significant expense required to institute and maintain comparable quality control procedures makes it more difficult for potential competitors to enter the market.

  •
  Broad customer base—Due to our diverse array of products and services and our emphasis on quality control and timely delivery, our customers include substantially all of the world's major commercial and regional airlines, major air cargo carriers, OEMs of commercial, regional, business and military aircraft and components, and manufacturers and operators of industrial gas turbine engines.

  •
  Established industry presence—Our operating locations have substantial experience in the aerospace industry and enjoy strong customer relations, name recognition and repeat business.

Our Growth Strategy

        Key elements of our growth strategy include:

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  Expand products and services—We intend to continue to introduce new aviation products and services to capitalize on the increasing trend toward outsourcing and the reduction by aircraft operators and OEMs in the number of their approved suppliers and vendors. In addition, we will continue to take advantage of opportunities to expand into related or complementary lines of business where we can leverage our unique technical capabilities, such as our further expansion into the manufacturing and repair of industrial gas turbine engine components used for power generation.

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  Make acquisitions—We expect to continue to acquire other companies, assets or product lines that add to or complement our existing products and services, such as our recent acquisition of certain assets of Ozone Industries, Inc. from BBA Group PLC that expanded our hydraulic control systems capabilities and increased our military business.

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  Expand operating capacity—We plan to continue to invest in state-of-the-art plants and equipment to improve our operating efficiencies and increase our operating margins.

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  Increase international marketing—We plan to build on our international presence through continued market penetration and, as appropriate, foreign acquisitions.

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  Capitalize on our group affiliations—As we continue to expand our product and service offerings, we plan to leverage our network of operating locations to cross-sell these capabilities to our existing customers and broaden the portfolio of products and services that we deliver to these customers. In addition, through brand affiliation we can leverage our reputation for quality and performance and, where possible, introduce best operating practices throughout our operations.

        Our executive offices are located at Four Glenhardie Corporate Center, 1255 Drummers Lane, Suite 200, Wayne, Pennsylvania 19087 and our telephone number is (610) 975-0420. Information contained on our website at www.triumphgroup.com does not constitute part of this prospectus.

The Offering

Common stock offered by the selling stockholder	2,350,000 shares
Common stock to be outstanding after this offering	15,833,414 shares
Use of proceeds	We will not receive any proceeds from this offering of shares by the selling stockholder.
Dividend policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock.
New York Stock Exchange Symbol	TGI

        The number of shares of our common stock outstanding after the offering is based on shares outstanding as of May 24, 2002 and includes 1,848,535 outstanding shares of Class D common stock, which will be converted into 1,848,535 shares of common stock immediately prior to this offering. This number does not include:

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  870,067 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans as of May 24, 2002 at a weighted average exercise price of $34.90; and

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  356,602 shares of common stock reserved and available for future issuance under our stock option plans as of May 24, 2002.

        Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters by the selling stockholder, which entitles the underwriters to purchase up to 352,500 additional shares.

        The Triumph logo is a trademark of Triumph Group, Inc. This prospectus contains other trade names, trademarks and service marks of Triumph and of other companies.

Summary Financial Data
(in thousands, except per share data)

	Fiscal year ended March 31,
	2002	2001	2000	1999	1998
Income Statement Data:
Aviation segment
Net sales	$565,343	$500,201	$368,614	$328,577	$242,317
Operating income, before corporate expense, special charge and gain on sale of businesses	96,645	84,743	62,509	58,622	39,737
Metals segment
Net sales	47,427	60,414	73,085	71,531	87,141
Operating income, before corporate expense, special charge and gain on sale of businesses	422	2,312	4,171	4,440	5,483
Combined operating income, before corporate expense, special charge and gain on sale of businesses	97,067	87,055	66,680	63,062	45,220
Corporate expense	7,491	5,561	4,273	4,490	3,944
Special charge	5,044	—	734	—	—
Gain on sale of businesses	—	—	—	—	(2,250)

Operating income	84,532	81,494	61,673	58,572	43,526
Interest expense and other	12,730	20,709	9,521	5,144	3,963

Income before income taxes and extraordinary items	71,802	60,785	52,152	53,428	39,563
Income tax expense	22,365	21,571	17,550	20,281	15,561

Income before extraordinary items	49,437	39,214	34,602	33,147	24,002
Extraordinary gain, net of income taxes	—	—	—	—	610

Net income	$49,437	$39,214	$34,602	$33,147	$24,612

Per share data:
Income before extraordinary gain:
Basic	$3.13	$3.23	$2.96	$2.79	$2.29
Diluted	3.11	3.11	2.79	2.62	2.14
Shares used in computing earnings per share
(thousands):
Basic	15,784	12,125	11,689	11,896	10,485
Diluted	15,918	12,629	12,397	12,646	11,231
	As of March 31,
	2002	2001	2000	1999	1998
Balance Sheet Data:
Cash	$6,913	$4,819	$6,279	$4,953	$4,642
Working capital	181,725	174,326	123,001	93,457	92,171
Total assets	772,965	731,369	506,931	428,857	301,445
Long-term debt, including current portion	158,256	176,322	138,808	93,008	34,498
Total stockholders' equity	453,501	389,891	244,370	214,777	182,879

        The results for the fiscal year ended March 31, 1998 include the acquisitions of JDC Company, Hydro-Mill Co., Stolper-Fabralloy Company and Frisby Aerospace, Inc. from the date of each acquisition, and the sales of Air Lab, Inc. and Deluxe Specialties Mfg., Co. The results for the fiscal year ended March 31, 1999 include the acquisitions of Nu-Tech Industries, Inc., DG Industries, Inc., DV Industries, Inc., Triumph Air Repair (Europe) Ltd., HTD Aerospace, Inc. and Triumph Precision, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 2000 include the acquisition of the assets of Ralee Engineering Company, Construction Brevitees d'Alfortville, Lee Aerospace, Inc. and all of the assets of KT Aerofab, a division of Perkin Elmer, Inc., now doing business as Triumph Components-San Diego, Inc., from the date of each acquisition. The results for the fiscal year ended March 31, 2001 include the acquisitions of ACR Industries, Inc., Chem-Fab Corporation and Airborne Nacelle Services, Inc., from the date of each acquisition. The results for the fiscal year ended March 31, 2002 include the acquisition of the assets of EMCO Fluid Systems, Inc., now doing business as EFS Aerospace, Inc., from the date of its acquisition.

        Operating income, before corporate expense, special charge and gain on sale of businesses, is presented by segment to assist the reader in evaluating each of the segment's results of operations before financing, corporate expenses, special charge and gain on sale of businesses. Corporate expenses primarily consist of compensation, rent and general costs related to the operation of our corporate office and other general expenses including professional fees. Working capital represents current assets less current liabilities.

        Fiscal 2002 excludes goodwill amortization due to our adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Intangible Assets," or SFAS 142. Had we adopted SFAS 142 at the beginning of fiscal 1998, pre-tax and after-tax amortization of goodwill that would have been excluded from each of the fiscal years 2001 through 1998 are as follows: $7,125 and $5,292 in 2001; $5,268 and $4,130 in 2000; $3,587 and $2,696 in 1999; and $1,501 and $1,113 in 1998.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

        If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Industry

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations.

        A substantial percentage of our gross profit and operating income is derived from our aviation segment. Our aviation operations are focused on designing, engineering and manufacturing aircraft components on new aircraft, selling spare parts and performing repair and overhaul services on existing aircraft and aircraft components. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by aircraft operators and OEMs or projected market growth that may not materialize or be sustainable. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations.

        As a result of the disruption of the commercial air travel market caused by the recent general economic slowdown, the terrorist attacks of September 11, 2001 and other factors, the demand for certain commercial aerospace products and services has been reduced. This lower demand has had a negative impact on our business and results of operations. These or other events may lead to further declines in the worldwide aerospace industry that could adversely affect our business and financial condition.

Competitive pressures may adversely affect us.

        We have numerous competitors in both the aerospace and metals industries. We compete primarily with OEMs and the top-tier manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies. Our principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers. In each industry in which we compete, some of our competitors' financial and other resources are substantially greater than ours. Competitive pressures in these industries may materially adversely affect our operating revenues and, in turn, our business and financial condition.

We may need to expend significant capital to keep pace with technological developments in our industry.

        The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service. We may not be successful in developing new products and these capital expenditures may have a material adverse effect on us.

We may incur significant expenses to comply with new or more stringent governmental regulation.

        The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts and components used in specific aircraft models. If any of our material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened, in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Risks Related to Our Business

The loss of our key customer could have a material adverse effect on us.

        For the fiscal year ended March 31, 2002, The Boeing Company, or Boeing, represented approximately 14% of net sales. For fiscal 2001, Boeing represented approximately 12% of net sales. The loss of this customer could have a material adverse impact on us. In addition, some of our operating locations have significant customers, the loss of whom could have an adverse effect on those businesses.

We may be unable to successfully achieve "tier one" supplier status with OEMs, and we may be required to risk our capital to achieve "tier one" supplier status.

        Many OEMs are moving toward developing strategic partnerships with their larger suppliers, frequently called "tier one" suppliers. Each tier one supplier provides an array of integrated services including purchasing, warehousing and assembly for OEM customers. We have been designated as a tier one supplier by some OEMs and are striving to achieve tier one status with other OEMs. In order to maintain or achieve tier one status, we may need to expand our existing capacities or capabilities, and there is no assurance that we will be able to do so.

        Many new aircraft programs require that major suppliers become risk-sharing partners, meaning that the cost of design, development and engineering work associated with the development of the aircraft is born by the supplier, usually in exchange for a long-term agreement to supply critical parts once the aircraft is in production. In the event that the aircraft fails to reach the production stage, inadequate number of units are produced, or actual sales otherwise do not meet projections, we may incur significant costs without any corresponding revenues. For example, in fiscal year 2002, approximately $5 million of design and development costs previously incurred and capitalized in connection with the abandoned development of a new air cargo aircraft were expensed. We do not currently have any other material development programs with incurred and capitalized expenses.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

        From time to time, we make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our expansion into international markets may increase credit and other risks.

        As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the credit worthiness of our customers in these areas could adversely impact our overall profitability. In addition, these business opportunities may entail additional currency risks, different legal and regulatory requirements and political considerations not associated with domestic markets.

We may need additional financing for acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

        A key element of our strategy has been, and continues to be, internal growth and growth through the acquisition of additional companies and product lines engaged in the aerospace industry. In order to grow internally, we may need to make significant capital expenditures and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability under our revolving credit facility and by particular restrictions contained in our revolving credit facility and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms which are satisfactory to us.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

        Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating locations typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. These historic patterns may be disrupted by many factors, including changing economic conditions, inventory adjustments, work stoppages or labor disruptions at our customers. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

        We have a consistent strategy to grow, in part, by the acquisition of additional businesses in the aerospace and/or power generation industries and are continuously evaluating various acquisition opportunities. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets, the potential impairment of goodwill and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, satisfactorily integrate these acquired businesses.

We may not be successful in further expanding our activities in the industrial gas turbine market.

        While our activities to date in the industrial gas turbine, commonly referred to as IGT, industry have primarily been limited to using conventional materials and processes, we anticipate expanding our industrial gas turbine activities into newer and more novel materials and processes, including more exotic alloys and coatings. Such expansion may require significant capital expenditures. In addition, several OEMs are already operating with such newer materials and processes and, in certain cases, hold proprietary technology and patents. While we believe that we will successfully expand our current industrial gas turbine operations, there can be no assurance that we will be able to do so.

Any product liability claims in excess of insurance may adversely affect our financial condition.

        Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us, the failure of an aircraft component designed or manufactured by us or the irregularity of metal products processed or distributed by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our financial condition.

The unavailability of skilled personnel may have an adverse effect on our operations.

        From time to time, some of our operating locations have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Any exposure to environmental liabilities may adversely affect us.

        Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future. Some of our facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON Office Solutions. One of these facilities is connected with a site included in the National Priorities List of Superfund sites maintained by the Environmental Protection Agency, commonly referred to as the EPA. Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. The IKON Office Solutions' indemnification covers the cost of liabilities that arise from environmental conditions or activities existing at facilities prior to our acquisition from IKON Office Solutions in July 1993, including the costs and claims associated with the environmental remediation activities and liabilities discussed above. Some other facilities acquired and operated by us or one of our subsidiaries, including a leased facility located on an EPA National Priorities List site, have been under active investigation for environmental contamination by federal or state agencies when acquired, and at least in some cases, continue to be under investigation or subject to remediation. We are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third party suits (including Superfund liabilities at third party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

Risks Related to This Offering

Our charter documents may inhibit a takeover that stockholders may consider favorable.

        Our certificate of incorporation and bylaws contain provisions, including cumulative voting, that could prevent or delay a change in control or change in management that would provide stockholders with a premium to the market price of their common stock. In addition, our board of directors has the authority to issue up to 250,000 shares of preferred stock in one or more series in connection with our purchase of the assets or stock of another corporation or the merger of us with or into another corporation, and to fix the preferences, rights and limitations of that series without seeking stockholder approval. Cumulative voting and the ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, or otherwise could adversely affect the market price of our common stock.

Our stock price may be volatile and could experience substantial declines.

        The market price of our common stock has historically experienced and may continue to experience volatility. This volatility may cause wide fluctuations in the price of our common stock on the New York Stock Exchange. The market price is likely to be affected by:

  •
  changes in general conditions in the economy or the financial markets;

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  variations in our quarterly operating results;

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  changes in financial estimates by securities analysts;

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  other developments affecting us, our industry, customers or competitors;

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  the operating and stock price performance of companies that investors deem comparable to us; and

  •
  the number of shares available for resale in the public market under applicable securities laws.

        The entire stock market has experienced significant volatility in recent months due, in part, to the terrorist attacks of September 11, 2001. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. Therefore, we cannot predict the market price for our common stock after this offering.

We do not anticipate paying dividends in the foreseeable future.

        We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future. In addition, certain of our debt arrangements, including our revolving credit facility, currently restrict the payment of dividends. In the event that we and/or certain of our subsidiaries enter into future financings, the terms of such financings may include dividend restrictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial conditions we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed above in "Risk Factors" and in other sections of this prospectus. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

        Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections is included based on information available to us that we believe is accurate. It is generally based on industry, academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholder.

DIVIDEND POLICY

        We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon earnings, financial condition, capital requirements, restrictions in financing agreements, and other factors deemed relevant by our board of directors.

        Dividend payments are restricted by certain of our debt arrangements, including our revolving credit facility.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the New York Stock Exchange under the symbol TGI. The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the New York Stock Exchange.

	High	Low
Fiscal 2001
First Quarter	$29.500	$26.563
Second Quarter	35.875	28.125
Third Quarter	41.375	33.625
Fourth Quarter	41.625	35.700
Fiscal 2002
First Quarter	$49.300	$37.650
Second Quarter	48.150	22.900
Third Quarter	33.260	23.050
Fourth Quarter	40.000	30.750
Fiscal 2003
First Quarter (through June 5, 2002)	$48.800	$38.540

CAPITALIZATION

        This table presents our capitalization as of March 31, 2002. In this table, stockholders' equity excludes:

  •
  679,867 shares of common stock issuable upon the exercise of outstanding stock options under our stock option plans as of March 31, 2002 at a weighted average exercise price of $31.47 per share; and

  •
  563,102 shares of common stock reserved and available for future issuance under stock option plans as of March 31, 2002.

        This table also includes 1,848,535 shares of Class D common stock outstanding as of March 31, 2002, which will be converted into 1,848,535 shares of common stock immediately prior to this offering.

        This table should be read with our financial statements and the related notes incorporated by reference in this prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

As of March 31, 2002
(in thousands)
Long-term debt (including current maturities):
Revolving credit facility	$114,333
Subordinated promissory notes	25,822
Other debt	18,101

Total debt	158,256

Stockholders' equity:
Common stock, $.001 par value, 50,000,000 shares authorized, 14,178,789 shares issued	14
Class D common stock convertible, $.001 par value, 6,000,000 shares authorized, 1,848,535 shares issued and outstanding	2
Capital in excess of par value	258,256
Treasury stock, at cost, 210,210 shares	(5,252)
Accumulated other comprehensive loss	(3,156)
Retained earnings	203,637

Total stockholders' equity	453,501

Total capitalization	$611,757

SELECTED FINANCIAL DATA

        You should read the selected financial data with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus. The selected financial data for the fiscal years 1998 through 2002 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of results that may be achieved in any future period.

	Fiscal year ended March 31,
	2002	2001	2000	1999	1998
	(in thousands, except per share data)
Income Statement Data:
Aviation segment
Net sales	$565,343	$500,201	$368,614	$328,577	$242,317
Cost of products sold	385,392	331,929	244,290	220,002	164,978

Gross profit	179,951	168,272	124,324	108,575	77,339
Selling, general and administrative	62,876	58,517	43,185	36,652	29,611
Depreciation and amortization	20,430	25,012	18,630	13,301	7,991

Operating income, before corporate expense, special charge and gain on sale of businesses	96,645	84,743	62,509	58,622	39,737
Metals segment
Net sales	47,427	60,414	73,085	71,531	87,141
Cost of products sold	35,704	46,619	56,692	55,018	68,333

Gross profit	11,723	13,795	16,393	16,513	18,808
Selling, general and administrative	10,137	10,383	11,168	11,037	12,225
Depreciation and amortization	1,164	1,100	1,054	1,036	1,100

Operating income, before corporate expense, special charge and gain on sale of businesses	422	2,312	4,171	4,440	5,483

Combined operating income, before corporate expense, special charge and gain on sale of businesses	97,067	87,055	66,680	63,062	45,220
Corporate expense	7,491	5,561	4,273	4,490	3,944
Special charge	5,044	—	734	—	—
Gain on sale of businesses	—	—	—	—	(2,250)

Operating income	84,532	81,494	61,673	58,572	43,526
Interest expense and other	12,730	20,709	9,521	5,144	3,963

Income before income taxes and extraordinary items	71,802	60,785	52,152	53,428	39,563
Income tax expense	22,365	21,571	17,550	20,281	15,561

Income before extraordinary items	49,437	39,214	34,602	33,147	24,002
Extraordinary gain, net of income taxes	—	—	—	—	610

Net income	$49,437	$39,214	$34,602	$33,147	$24,612

Per share data:
Income before extraordinary items:
Basic	$3.13	$3.23	$2.96	$2.79	$2.29
Diluted	3.11	3.11	2.79	2.62	2.14
Shares used in computing earnings per share (thousands):
Basic	15,784	12,125	11,689	11,896	10,485
Diluted	15,918	12,629	12,397	12,646	11,231
	As of March 31,
	2002	2001	2000	1999	1998
	(in thousands)
Balance Sheet Data:
Cash	$6,913	$4,819	$6,279	$4,953	$4,642
Working capital	181,725	174,326	123,001	93,457	92,171
Total assets	772,965	731,369	506,931	428,857	301,445
Long-term debt, including current portion	158,256	176,322	138,808	93,008	34,498
Total stockholders' equity	453,501	389,891	244,370	214,777	182,879

        The results for the fiscal year ended March 31, 1998 include the acquisitions of JDC Company, Hydro-Mill Co., Stolper-Fabralloy Company and Frisby Aerospace, Inc. from the date of each acquisition, and the sales of Air Lab, Inc. and Deluxe Specialties Mfg., Co. The results for the fiscal year ended March 31, 1999 include the acquisitions of Nu-Tech Industries, Inc., DG Industries, Inc., DV Industries, Inc., Triumph Air Repair (Europe) Ltd., HTD Aerospace, Inc. and Triumph Precision, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 2000 include the acquisition of the assets of Ralee Engineering Company, Construction Brevitees d'Alfortville, Lee Aerospace, Inc. and all of the assets of KT Aerofab, a division of PerkinElmer, Inc., now doing business as Triumph Components-San Diego, Inc., from the date of each acquisition. The results for the fiscal year ended March 31, 2001 include the acquisitions of ACR Industries, Inc., Chem-Fab Corporation and Airborne Nacelle Services, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 2002 include the acquisition of the assets of EMCO Fluid Systems, Inc., now doing business as EFS Aerospace, Inc., from the date of its acquisition.

        Operating income, before corporate expense, special charge and gain on sale of businesses, is presented by segment to assist the reader in evaluating each of the segment's results of operations before financing, corporate expenses, special charge and gain on sale of businesses. Corporate expenses primarily consist of compensation, rent and general costs related to the operation of our corporate office and other general expenses including professional fees. Working capital represents current assets less current liabilities.

        Fiscal 2002 excludes goodwill amortization due to our adoption of SFAS 142. Had we adopted SFAS 142 at the beginning of fiscal 1998, pre-tax and after-tax amortization of goodwill that would have been excluded from each of the fiscal years 2001 through 1998 are as follows: $7,125 and $5,292 in 2001; $5,268 and $4,130 in 2000; $3,587 and $2,696 in 1999; and $1,501 and $1,113 in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Our aviation segment designs, engineers, manufactures, repairs, overhauls and distributes aircraft components for commercial and regional airlines and air cargo carriers, OEMs of commercial, regional, business and military aircraft and components, and manufacturers and operators of industrial gas turbine engines, all on a worldwide basis. Our metals segment manufactures, machines, processes and distributes metal products to customers in the computer, construction, container, and office furniture industries, primarily within North America.

        Net sales consist of sales of aircraft components and metal products, as well as revenues derived from repairing and overhauling aircraft components and industrial gas turbines. Net sales are recorded when services are performed or when products are shipped.

        Operating costs consist primarily of costs of products sold, selling, general and administrative expenses and depreciation and amortization. Selling, general and administrative expenses consist primarily of compensation and related benefits to certain administrative employees and marketing, communications and professional fees.

        We focus our acquisition activities on companies engaged in the aviation products and services industry. Our aviation segment has historically provided, and we believe that it will continue to provide, higher operating margins than our metals segment.

Fiscal year ended March 31, 2002 compared to fiscal year ended March 31, 2001

    Aviation Segment

        Net sales.    Net sales for our aviation segment increased by $65.1 million, or 13.0%, to $565.3 million for fiscal 2002 from $500.2 million for the prior year period. This growth in net sales is due to our increased participation in the expanding regional jet market, namely the Canadair RJ programs, growth of participation in Airbus programs, primarily the A319, A320 and A321 programs and certain military programs, most significantly the Boeing C-17 and F/A-18 programs. Revenue growth was also helped by the positive impact of license agreements and product lines obtained in fiscal 2001 and from the acquisition of certain assets of EMCO Fluid Systems, Inc., now doing business as EFS Aerospace, Inc., or EFS. Increases in certain Boeing program deliveries, namely the 737 new generation and 777, added to the growth of net sales in fiscal 2002 over the prior year period offset by declines in other programs, most notably the Northrop Grumman E-2C.

        Costs of products sold.    Costs of products sold for our aviation segment increased by $53.5 million, or 16.1%, to $385.4 million for fiscal 2002 from $331.9 million for fiscal 2001. This increase was primarily due to the increase in sales and the acquisition of EFS.

        Gross profit.    Gross profit for our aviation segment increased by $11.7 million, or 6.9%, to $180.0 million for fiscal 2002 from $168.3 million for fiscal 2001. This increase was primarily due to the reasons discussed above. As a percentage of net sales, gross profit for our aviation segment was 31.8% and 33.6% for fiscal 2002 and fiscal 2001, respectively.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for our aviation segment increased by $4.4 million, or 7.4%, to $62.9 million for fiscal 2002 from $58.5 million for fiscal 2001, due to a general increase in expenses as well as the acquisition of EFS.

        Depreciation and amortization.    Depreciation and amortization for our aviation segment decreased by $4.6 million, or 18.3%, to $20.4 million for fiscal 2002 from $25.0 million for fiscal 2001, primarily due to the adoption of SFAS 142. SFAS 142 provides that goodwill and intangible assets with indefinite lives will not be amortized. In accordance with SFAS 142, we stopped amortizing goodwill effective April 1, 2001. Had SFAS 142 been effective April 1, 2000, depreciation and amortization would have increased from $17.9 million for fiscal 2001 to $20.4 million for fiscal 2002, primarily due to an increase in amortization related to our purchase of certain licenses and a product line that we acquired at the end of the second quarter of fiscal 2001 and an increase in depreciation due to our capital expenditure program.

        Operating income.    Operating income for our aviation segment increased by $11.9 million, or 14.0%, to $96.6 million for fiscal 2002 from $84.7 million for the prior year period. Had SFAS 142 been effective April 1, 2000, operating income for fiscal 2001 would have been $91.9 million or $7.1 million more than reported.

        During fiscal 2002, we incurred approximately $3.4 million of amortization and royalty expenses related to our purchase of certain licenses and a product line which we acquired at the end of the second quarter of fiscal 2001 compared to approximately $1.8 million for the prior year period.

        The remaining net increase in operating income over the prior year period of approximately $6.4 million resulted from the increase in revenues and gross profit, most notably from the programs discussed above as well as the acquisition of EFS, offset by increases in selling, general and administrative expenses from our aviation segment as a whole.

    Metals Segment

        Net sales.    Net sales for our metals segment decreased by $13.0 million, or 21.5%, to $47.4 million for fiscal 2002 from $60.4 million for the prior year period. This decrease was mainly due to import pricing pressures and lower volume at our electrogalvanized steel operation as well as a lower activity level at our structural steel erection operation.

        Costs of products sold.    Costs of products sold for our metals segment decreased by $10.9 million, or 23.4%, to $35.7 million for fiscal 2002 from $46.6 million for fiscal 2001. This decrease was mainly due to the decrease in activity at our structural steel erection operation and the lower volume at our electrogalvanized steel operation.

        Gross profit.    Gross profit for our metals segment decreased by $2.1 million, or 15.0%, to $11.7 million for fiscal 2002 from $13.8 million for fiscal 2001, due to the reasons discussed above. As a percentage of net sales, gross profit for our metals segment was 24.7% and 22.8% for fiscal 2002 and fiscal 2001, respectively.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for our metals segment decreased by $0.2 million, or 2.4%, to $10.1 million for fiscal 2002 from $10.4 million for fiscal 2001.

        Depreciation and amortization.    Depreciation and amortization for our metals segment increased by $0.1 million, or 5.8%, to $1.2 million for fiscal 2002 from $1.1 million for fiscal 2001.

        Operating income.    Operating income for our metals segment decreased by $1.9 million, or 81.7%, to $0.4 million for fiscal 2002 from $2.3 million from the prior year period. This decrease was mainly due to the decline in net sales.

    Overall Results

        Corporate expenses.    Corporate expenses increased by $1.9 million, or 34.7%, to $7.5 million for fiscal 2002 from $5.6 million for fiscal 2001.

        Special charge.    During the second quarter of fiscal 2002, we recorded a special charge totaling $5.0 million related to the write-off of design and development costs related to a new aircraft program, which we deem unlikely to go into production.

        Interest expense and other.    Interest expense and other decreased by $8.0 million, or 38.5%, to $12.7 million for fiscal 2002 from $20.7 million for the prior year period. This decrease was primarily due to lower interest rates and decreased debt levels from the follow-on public equity offering, which occurred in March and April of 2001.

        Income tax expense.    Our effective tax rate was 31.1% for fiscal 2002 and 35.5% for fiscal 2001.

        Net income.    Net income increased by $10.2 million, or 26.1%, to $49.4 million for fiscal 2002 from $39.2 million for the prior year period. The increase in net income was primarily attributable to growth in our aviation segment, the acquisition of EFS, the adoption of SFAS 142 in fiscal 2002 and the decrease in interest expense offset by the special charge.

Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000

    Aviation Segment

        Net sales.    Net sales for our aviation segment increased by $131.6 million, or 35.7%, to $500.2 million for fiscal 2001 from $368.6 million for fiscal 2000. Companies we acquired, but have owned for less than twelve months in each fiscal year, referred to as the Acquired Companies, represented an aggregate of $106.1 million and $14.2 million in net sales in fiscal 2001 and fiscal 2000, respectively. Net sales for the other operating divisions and subsidiaries in our aviation segment increased by $39.7 million, or 11.2%, from the prior year due to overall growth in the businesses as well as new product lines.

        Costs of products sold.    Costs of products sold for our aviation segment increased by $87.6 million, or 35.9%, to $331.9 million for fiscal 2001 from $244.3 million for fiscal 2000. This increase was primarily due to the inclusion of $71.3 million and $8.9 million in fiscal 2001 and fiscal 2000, respectively, of costs of products sold associated with net sales generated by the Acquired Companies. Costs of products sold for the other operating divisions and subsidiaries in our aviation segment increased $25.2 million, or 10.7%, due to the overall growth in the businesses as well as new product lines.

        Gross profit.    Gross profit for our aviation segment increased by $43.9 million, or 35.3%, to $168.3 million for fiscal 2001 from $124.3 million for fiscal 2000. This increase was primarily due to the inclusion of $34.8 million and $5.3 million in fiscal 2001 and 2000, respectively, of gross profit on the net sales generated by the Acquired Companies. The remaining net increase of $14.5 million was due to the reasons discussed above. As a percentage of net sales, gross profit for our aviation segment was 33.6% and 33.7% for fiscal 2001 and fiscal 2000, respectively.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for our aviation segment increased by $15.3 million, or 35.5%, to $58.5 million for fiscal 2001 from $43.2 million for fiscal 2000, primarily due to the Acquired Companies.

        Depreciation and amortization.    Depreciation and amortization for our aviation segment increased by $6.4 million, or 34.3%, to $25.0 million for fiscal 2001 from $18.6 million for fiscal 2000, primarily due to the assets acquired in connection with the Acquired Companies.

        Operating income.    Operating income for our aviation segment increased by $22.2 million, or 35.6%, to $84.7 million for fiscal 2001 from $62.5 million for fiscal 2000. This increase was due to the addition of net sales and profits generated by the Acquired Companies, as well as from an increase in operating profit generated by the other operating locations in our aviation segment due to the overall growth in the businesses as well as new product lines. As a percentage of net sales, operating income for our aviation segment was 16.9% and 17.0% for fiscal 2001 and fiscal 2000, respectively.

    Metals Segment

        Net sales.    Net sales for our metals segment decreased by $12.7 million, or 17.3%, to $60.4 million for fiscal 2001 from $73.1 million for fiscal 2000. This increase was mainly due to decreased activity at our structural steel erection operation and import pricing pressures and lower volume at our electrogalvanized steel operation.

        Costs of products sold.    Costs of products sold for our metals segment decreased by $10.1 million, or 17.8%, to $46.6 million for fiscal 2001 from $56.7 million for fiscal 2000. This decrease was mainly due to the decrease in activity at our structural steel erection operation and the lower volume at our electrogalvanized steel operation.

        Gross profit.    Gross profit for our metals segment decreased by $2.6 million, or 15.8%, to $13.8 million for fiscal 2001 from $16.4 million for fiscal 2000, due to the reasons discussed above. As a percentage of net sales, gross profit for our metals segment was 22.8% and 22.4% for fiscal 2001 and fiscal 2000, respectively.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for our metals segment decreased by $0.8 million, or 7.0%, to $10.4 million for fiscal 2001 from $11.2 million for fiscal 2000.

        Depreciation and amortization.    Depreciation and amortization for our metals segment remained unchanged from the prior year at $1.1 million for fiscal 2001.

        Operating income.    Operating income for our metals segment decreased by $1.9 million, or 44.6%, to $2.3 million, for fiscal 2001 from $4.2 million for fiscal 2000, due to the reasons discussed above. As a percentage of net sales, operating income for our metals segment was 3.8% and 5.7% for fiscal 2001 and fiscal 2000, respectively.

    Overall Results

        Corporate expenses.    Corporate expenses increased by $1.3 million, or 30.1%, to $5.6 million for fiscal 2001 from $4.3 million for fiscal 2000.

        Special charge.    During fiscal 2000, we announced a realignment of reporting responsibilities. As a result of the realignment, we recorded a pre-tax charge of $0.7 million, primarily related to severance for three employees.

        Interest expense and other.    Interest expense and other increased by $11.2 million, or 117.5%, to $20.7 million for fiscal 2001 from $9.5 million for fiscal 2000. This increase was primarily due to significantly higher debt levels associated with the acquisition of the Acquired Companies, the cash portions of which were financed by incremental borrowings under our revolving credit facility, as well as a slightly higher rate on these borrowings.

        Income tax expense.    Our effective tax rate was 35.5% for fiscal 2001 and 33.7% for fiscal 2000.

        Net income.    Net income increased by $4.6 million, or 13.3%, to $39.2 million for fiscal 2001 from $34.6 million for fiscal 2000. The increase in fiscal 2001 net income was primarily attributable to incremental net income from the Acquired Companies, the overall growth in our other operating locations and new product lines, partially offset by increased interest expense due to increased debt levels associated with the acquisition of the Acquired Companies.

Liquidity and Capital Resources

        Our working capital needs are generally funded through cash flows from operations and borrowings under our credit arrangements. We generated approximately $77.8 million of cash flows from operating activities for the year ended March 31, 2002. We used approximately $61.4 million in investing activities, and used $14.3 million in financing activities for the year ended March 31, 2002.

        In March 2001, we completed the sale of 3,000,003 shares of our common stock for $37.50 per share through an underwritten public offering. In April 2001, the underwriters exercised the over-allotment option for an additional 450,000 shares of our common stock. The net proceeds from these sales of $122.4 million were used to repay long-term debt.

        On February 12, 2002, we amended our revolving credit facility with our lenders to amend certain terms and add the ability to borrow up to $10.0 million at an overnight interest rate in addition to borrowings at LIBOR or prime. Our revolving credit facility bears interest at either LIBOR plus between 0.75% and 1.75% or the prime rate, or the Federal Funds rate plus 0.5%, if greater, or an overnight interest rate at our option and expires on June 13, 2004. The variation in the interest rate is based upon our ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, we are required to pay a commitment fee of between 0.175% and 0.375% on the unused portion of our revolving credit facility. We may allocate up to $10.0 million of our available revolving credit facility for the issuance of letters of credit. As of March 31, 2002, approximately $228.9 million was available under our revolving credit facility. On March 31, 2002, an aggregate amount of approximately $114.3 million was outstanding under our revolving credit facility, $105.0 million of which was accruing interest at LIBOR plus applicable basis points totaling 7.59% per annum, which includes the effects of an interest rate swap, and $9.3 million of which was accruing interest at an overnight interest rate of 3.02%. Amounts repaid under our revolving credit facility may be re-borrowed.

        On August 23, 2001, we entered into a loan agreement with the Illinois Development Finance Authority related to the Illinois Development Finance Authority Economic Development Bonds, series of 2001. The $7.5 million of proceeds from these bonds were used to fund the purchase of a new electrogalvanizing production line for our subsidiary, TriWestern Metals. These bonds are due to mature on August 1, 2016 and are secured by the equipment. These bonds bear interest at a variable rate based on LIBOR, which at March 31, 2002 was 3.5%.

        Capital expenditures were approximately $32.6 million for the year ended March 31, 2002, primarily for manufacturing machinery and equipment for our aviation segment. We funded these expenditures through borrowings under our revolving credit facility. We expect capital expenditures to be approximately $30.0 million for our fiscal year ending March 31, 2003. The expenditures are expected to be used mainly to expand capacity at several facilities.

        In August 2001, we acquired EFS. The cash portion of the purchase price paid at closing for this acquisition of approximately $24.9 million was funded by borrowings under our revolving credit facility. In connection with this acquisition, we assumed $10.0 million of seller financing, which accrues interest at 6% and $1.1 million of other debt. Between August 2001 and October 2001, we retired substantially all of the then outstanding balance of the other debt of EFS. These payments were funded by borrowings under our revolving credit facility.

        In April 2002, we acquired certain assets of Ozone Industries, Inc. for $12.0 million. This purchase was funded by borrowings under our revolving credit facility.

        On December 15, 1998, we announced that our board of directors authorized the repurchase of up to 500,000 shares of our common stock, subject to market conditions. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of this program. In September 2001, we repurchased a total of 25,000 shares at an average share price of $29.99. From the inception of the program through March 31, 2002, we have repurchased a total of 269,200 shares for an aggregate purchase price of $6.7 million.

        Our expected future cash flows for the next five years for long term debt, leases and other obligations are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations
Long Term Debt (1)	$153,078	$9,844	$132,215	$3,734	$7,285
Capital Lease Obligations (1) (2)	5,903	1,829	3,983	91	—
Operating Leases	86,465	14,510	23,544	28,439	19,972
Other Long Term Obligations (1)	2,120	935	496	496	193

Total	$247,566	$27,118	$160,238	$32,760	$27,450

(1)
Included in our balance sheet at March 31, 2002.

(2)
Includes interest component.

        We believe that cash generated by operations and borrowings under our revolving credit facility will be sufficient to meet anticipated cash requirements for our current operations. However, we have a stated policy to grow through acquisitions. Currently, we are evaluating various acquisition opportunities and pursuing the potential purchase of a number of candidates. In the event that more than one of these transactions are successfully consummated, the availability under our revolving credit facility might be fully utilized and additional funding sources may be needed. There can be no assurance that such funding sources will be available to us on acceptable terms, if at all.

    Critical Accounting Policies

        Accounting policies that we believe are most critical to our financial condition and operating results pertain to the valuation of accounts receivable, inventory, goodwill and revenue recognition. In developing estimates we consider available information and use judgment.

        We adopted SFAS 142 as of April 1, 2001. SFAS 142 provides that goodwill and intangible assets with indefinite lives will not be amortized. As such, we did not record goodwill amortization in fiscal 2002, which would have been approximately $8.0 million. Rather, we performed an impairment test on the net carrying value as of April 1, 2001, the initial test, and February 1, 2002, the annual test, as required by SFAS 142. We were not required to record an impairment charge based on these tests. The test required estimates, assumptions and judgments and results could be materially different if different estimates, assumptions and judgments had been used.

    Market Risk

        Our primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect our operating results and the cash flow available after debt service to fund operations and expansion and, if permitted to do so under certain of our debt arrangements, including our revolving credit facility, to pay dividends on our common stock. We manage our exposure to changes in interest rate fluctuations by optimizing the use of fixed and variable rate debt. We have entered into a two-year interest rate swap to exchange floating rate for fixed rate interest payments to hedge against interest rate changes for $100.0 million of our outstanding balance under our revolving credit facility. We utilize derivatives to hedge actual exposure and do not speculate using derivatives. The net effect of the spread between the floating rate, which is based upon 30-day LIBOR, and the fixed rate (6.56%), on our earnings for the year ended March 31, 2002, was approximately $2.2 million. The information below summarizes our market risks associated with debt obligations and should be read in conjunction with Note 6 of our consolidated financial statements.

        The following table presents principal cash flows and the related interest rates by year of maturity. Fixed interest rates disclosed represent the weighted average rate as of March 31, 2002. Variable interest rates disclosed fluctuate with the LIBOR, federal funds rates and other weekly rates and represent the weighted average rate at March 31, 2002.

Expected Years of Maturity

	2003	2004	2005	2006	2007	Thereafter	Total
Fixed rate cash flows (in thousands)	$10,357	$13,688	$5,783	$1,647	$307	$—	$31,782
Weighted average interest rate (%)	8.87	8.29	6.77	6.90	10.50	—
Variable rate cash flows (in thousands)	$938	$1,178	$115,204	$932	$937	$7,285	$126,474
Weighted average interest rate (%)	3.36	3.36	6.96	3.05	3.07	3.09

BUSINESS

General Overview

        We design, engineer, manufacture, repair, overhaul and distribute aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, structural components, APUs, avionics and aircraft instruments. We serve a broad spectrum of the aerospace industry, including commercial and regional airlines and air cargo carriers, as well as OEMs of commercial, regional, business and military aircraft and components, and manufacturers and operators of industrial gas turbine engines.

Products and Services

        Our aviation segment offers a variety of products and services to the aerospace industry. We offer these products and services through five groups.

        Our Structural Components Group focuses primarily on aerospace OEMs and the top-tier manufacturers who supply them. This group performs complex manufacturing, machining and forming processes for a full range of structural components, as well as complete assemblies and subassemblies such as:

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  Wing spars and stringers
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  Stretch-formed leading edges and fuselage skins
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  Floor beams
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  Landing gear components and assemblies

        Our Operational Components Group services a diverse group of customers that includes airlines, air cargo carriers, aerospace and industrial gas turbine OEMs and the top-tier manufacturers who supply them. The operational components group performs advanced manufacturing, fabrication, coating and processing functions to deliver precision detail parts and complete component assemblies primarily for turbine engines including:

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  Stators
  •
  Vanes
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  Combustors
  •
  Industrial gas turbine transition ducts

        Our Control Systems Group, like the operational components group, services the full spectrum of aerospace customers, which include airlines, air cargo carriers, domestic and foreign militaries, aerospace OEMs and the top-tier manufacturers who supply them. Our control systems group focuses on expanding its capabilities to design, engineer and build complete mechanical, electromechanical and hydraulic systems, while continuing to broaden the scope of detailed parts and assemblies that we supply to the aerospace aftermarket. Many of our designs are proprietary and customers typically return to us for repair and overhaul of these systems. The systems that we design, engineer, build and repair include:

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  Main engine gear box assemblies
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  Cockpit control levers
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  Control system valve bodies
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  Landing gear actuation systems
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  Primary and secondary flight control systems

        Our Aftermarket Services Group consists of a component repair and overhaul subgroup and an instrument repair and overhaul subgroup, both of which primarily service airline and air cargo carrier customers. This group operates the world's largest independent APU repair and overhaul business and endeavors to be the vendor of choice for instrument and component overhaul and repair to our customers as they continue to consolidate vendors. We will also continue to develop FAA approved Designated Engineering Representative, commonly referred to as DER, and Special Federal Aviation Regulation 36, commonly referred to as SFAR 36, proprietary repair procedures for the components we repair and overhaul. Our aftermarket services group repairs and overhauls various instruments and components including:

  •
  Cockpit instrumentation
  •
  Remote sensors
  •
  APUs
  •
  Constant speed drives

        Our Gas Turbine Services Group repairs and overhauls industrial gas turbine components primarily for utility operators and applies high temperature coatings for both internal and external customers. The components that we repair and overhaul include:

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  Combustors
  •
  Transitions
  •
  Blades and vanes

Industry Overview and Trends

        Our aviation segment operates in both the OEM and the maintenance, repair and overhaul markets. We also manufacture components for and provide services to a broad spectrum of the aerospace industry that includes commercial, regional, business and military aircraft manufacturers and operators.

        The events of September 11, 2001 and their aftermath impacted both the OEM and the maintenance, repair and overhaul markets. The most direct impact from these events was an immediate reduction in commercial air travel. According to the Air Transport Association, commercial air travel for the month of September 2001, as measured by revenue passenger miles flown, was down approximately 40% from August 2001 and down approximately 30% compared to September 2000. This significant decline has been followed by a slow, but steady, recovery, with worldwide revenue passenger miles down approximately 26% in October 2001 and down only approximately 9% in March 2002 when compared to prior year periods. We believe that these improving trends should continue. However, demand for air travel is affected by a number of factors, including the absolute level of general economic activity.

        The decline in demand for air travel has negatively impacted the operating performance and profitability of the worldwide airline industry. As a result, many airlines have reduced their fleet size by temporarily grounding or permanently retiring older and less cost-efficient aircraft. New aircraft orders have fallen and certain airlines have begun to delay or cancel scheduled deliveries of new aircraft. We expect new commercial aircraft deliveries to decline approximately 20% in 2002 versus 2001, based upon the most recent delivery forecasts provided by Boeing and Airbus. Notwithstanding this reduction, the approximately 680 deliveries forecast for 2002 would represent the fifth highest number of deliveries in any of the prior ten years.

        In addition to deferring new aircraft purchases, many airlines elected to defer certain optional maintenance and refurbishment activities in order to minimize total cash outlays in response to weaker air travel demand. A significant portion of maintenance, repair and overhaul activity required on commercial aircraft is mandated by government regulation that limits the total time or number of flights that may elapse between scheduled maintenance, repair or overhaul events. As a result, although short-term deferrals are possible, maintenance, repair and overhaul activity is ultimately required to continue to operate the aircraft in revenue-producing service. Therefore, over the intermediate and long term, trends in the maintenance, repair and overhaul market are closely related to the size and utilization level of the worldwide aircraft fleet, as reflected by the number of available seat miles, commonly referred to as ASMs, flown. According to the Airline Monitor, since 1969 worldwide ASMs have grown every year but 1991 and, it projects, 2001. Including this slight decline in 2001, the Airline Monitor projects worldwide ASMs to grow at a compound rate of approximately 5% per annum from 2001 through 2010, compared to an historical compound growth rate of approximately 6% per annum from 1991 through 2000. In their 2002 annual survey, BACK Aviation Solutions estimates the size of the maintenance, repair and overhaul market to be approximately $38 billion and forecasts this market to grow at an average annual rate of approximately 5% over the next five years.

        The negative effects of the events of September 11, 2001 on the commercial aviation market have been somewhat offset by increased demand for new and replacement military equipment in support of stronger national defense and a renewed emphasis on homeland security. In response to the terrorist attacks, the U.S. Congress passed a $40 billion emergency supplemental appropriation bill, approximately half of which we expect to be spent on defense. This was followed by the approval by the U.S. Congress of a fiscal 2002 U.S. Department of Defense, commonly referred to as DoD, budget that reflected the highest modernization funding increase since Operation Desert Storm. We expect that future DoD budgets will continue to reflect stronger support for increased funding for both force readiness and new systems production.

        The aircraft component production and component repair industries in which we compete are highly fragmented, consisting of a large number of small, specialized companies and a limited number of well-capitalized companies. These industries have been consolidating in recent years and we believe that this consolidation will continue for the foreseeable future. The companies in our industries compete in product specific markets which we estimate range in size from $10 million to $100 million in annual revenues. We believe many of our markets are too small to attract large aerospace companies. In addition, we believe the financial resources and technical expertise required to compete in these markets are beyond the reach of most small companies. Finally, all potential competitors must meet strict certification requirements and maintain qualification standards set by the FAA and similar agencies in other countries, as well as by the aircraft and engine OEMs.

        We believe that a number of significant long-term trends will continue to increase the demand for the design, engineering, manufacture, repair and overhaul of aircraft components. These trends include:

        Increased air transit and aircraft utilization.    According to Boeing's 2001 Current Market Outlook, the worldwide fleet of commercial airplanes is expected to double to approximately 32,954 airplanes by 2020 and the fleet of small and intermediate regional jets is projected to increase from 1,206 in 2000 to 4,981 in 2020. Although the growth of the worldwide aircraft fleet will be impacted in the near term as a result of recent events, we believe that the longer-term growth drivers for air transit and aircraft production remain intact. In February 2002, The Airline Monitor forecast commercial air traffic demand, as reflected in revenue passenger miles, or RPMs, to grow at a compound rate of approximately 5% per annum, from approximately 2.1 billion RPMs in 2000 to approximately 3.3 billion RPMs in 2010. This compares to a compound growth rate of RPMs of approximately 6% per annum for the period from 1989 through 1999. We expect that this continued growth in air transit and aircraft production will increase the demand for aircraft component production and repairs.

        Increased military spending and procurement.    As part of the Bush Administration's stated commitment to strengthen national defense, it submitted a $330 billion fiscal 2002 DoD budget to Congress that reflects a 6% increase over the fiscal 2001 DoD budget, marking the highest modernization funding increase since Operation Desert Storm. Additionally, the Bush Administration recently submitted to Congress a $379 billion fiscal 2003 DoD budget that reflects a 15% increase over the base fiscal 2002 DoD budget, reaffirming the U.S. government's increased focus on a long-term defense plan and national security policy. We expect that the DoD budgets for procurement, which funds new system production, and operations and maintenance, commonly referred to as O&M, which funds near-term sustainment and readiness objectives, will grow proportionately with the overall level of defense spending. Specifically, the projected compound annual growth rate from 2000 to 2003 is approximately 8% for procurement and approximately 11% for O&M. Both procurement and O&M funding are important drivers of our military component production and repair business.

        Increased outsourcing by aircraft operators and OEMs.    Aircraft operators have been under increasing pressure to reduce both operating and capital costs associated with providing aviation services. The pressure to reduce costs has been particularly severe as a result of the poor operating environment aircraft operators have experienced since September 11th. Aircraft components manufactured and sold by third party suppliers and aircraft components that have been repaired and overhauled are generally less expensive than new aircraft components manufactured and sold by OEMs. In this regard, we supply many OEMs and aircraft operators with aircraft components and subassemblies, in addition to providing repair and overhaul services.

        Reduced number of approved suppliers.    In order to reduce purchasing costs, streamline purchasing decisions and have greater control over quality, purchasing departments of OEMs and aircraft operators have been looking for suppliers that can provide the scale, expertise and capacity to meet their needs. These customers are requiring vendors to offer a broader range of services, including in some instances, inventory maintenance and management services. We believe that due to our broad array of aviation products and services, our reputation for quality and timely, reliable delivery and our established market presence, we will continue to be selected as an approved supplier to these important customers. We also expect that the trend toward fewer, more capable suppliers will further consolidation in the industry, since only those suppliers with extensive capabilities and adequate capital will secure agreements with OEMs and aircraft operators.

        Increased maintenance and safety requirements.    Under regulations promulgated by the FAA and similar agencies in other countries, including the Joint Aviation Authority, which regulates this industry in the European Union, as well as guidelines established by OEMs and aircraft operators, when an aircraft component fails to perform within prescribed limits or after logging a prescribed number of flight hours, the aircraft component must be brought to a repair facility certified by the FAA or similar agency for various types of designated service or replacement. The FAA has changed the nature of the licenses that it generally grants, from broad licenses for aircraft accessories or instruments within broad classifications to more limited licenses covering specific parts within more narrow classifications. We hold many perpetual broad licenses that will continue unless abandoned, suspended or revoked. We believe that, because of these broad licenses and our long-standing emphasis on quality control, we benefit from increased maintenance and safety requirements.

        Increased emphasis on component traceability.    Because of concerns regarding the use of unapproved aircraft spare parts, regulatory authorities have increased the level of documentation that must be maintained on spare parts. This requirement has been extended by OEMs and aircraft operators to the vendors of spare parts, which has made entry into and participation in the aerospace parts distribution market increasingly difficult and expensive.

        Our aviation segment also operates in the OEM and maintenance, repair, and overhaul markets for industrial gas turbine components. According to the U.S. Energy Information Administration, consumption of electricity is projected to grow worldwide at a compound annual growth rate of approximately 3% over the next two decades, reaching 22 billion megawatt hours in 2020 from approximately 14 billion megawatt hours today. We believe that this long-term trend toward increased electricity consumption should result in increased demand for the production of new industrial gas turbines and the repair and overhaul of related industrial gas turbine components, although a number of other factors also influence demand for these products and services.

Competitive Advantages

        We believe that we are well positioned to take advantage of trends affecting the market for the design, engineering, manufacture, repair and overhaul of aircraft components due to the following competitive advantages:

        Diverse array of products and services.    We provide the aerospace industry a consolidated point of purchase for a diverse array of technically complex products and services across a wide range of aerospace platforms. We design, engineer and manufacture aircraft components to fulfill the particular needs and requirements of our customers. In some cases, we own the proprietary rights to these designs and, accordingly, the customer generally relies on us to provide services on these aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of these components. In addition, we manufacture aviation components according to our customers' specifications. We also perform repair and overhaul services for customers on various aviation components manufactured by third parties. In addition, we offer to maintain and manage inventories of aircraft components and other products for some of our customers. In some instances, our customers require us to maintain and manage their inventories.

        Proprietary rights relating to component designs, manufacturing processes and repair and overhaul procedures.    Some of our customers rely on us exclusively for certain products because their specifications require our unique design, manufacture and/or overhaul capabilities.

        Broad FAA certifications and licenses.    We operate 23 FAA-certified repair stations and have been granted licenses from the FAA and foreign regulatory counterparts, including the Joint Aviation Authority, which regulates this industry in the European Union, to perform repair and overhaul services on broad classifications of aircraft instruments and accessories. Without these broad certifications and licenses, which are often expensive and time consuming to obtain and involve extensive audit procedures, other companies are precluded from offering these products and services. In addition, we hold two exclusive licenses issued by the FAA which permit us to design, engineer, repair, test and release into service without further FAA approval particular products to our own specifications for particular aircraft components and therefore to compete directly with OEMs with respect to these components. These exclusive licenses, known as SFAR 36 certifications, enable us to offer, on a proprietary basis, some parts relating to various aircraft accessories such as APUs and constant speed drives to our customers at a lower cost than other companies that must purchase replacement parts from third parties. We employ designated engineering representatives who are certified to act on behalf of the FAA to develop, substantiate and approve repairs on components. We believe that the amount of time and expense required to obtain these certifications and licenses makes it more difficult for potential competitors to enter the market.

        Emphasis on quality control.    We incur significant expenses to maintain the most stringent quality control of our products and services. In addition to domestic and foreign governmental regulations, OEMs, commercial airlines and other customers require that we satisfy requirements relating to the quality of our products and services. We have continually met or exceeded these requirements, and have successfully completed many audits conducted on a regular basis by the Coordinated Agency for Supplier Evaluation, a consortium of United States airlines, commonly referred to as C.A.S.E. As a vendor listed with C.A.S.E., we are reviewed on a regular basis for quality and efficiency. We also perform testing and certification procedures on all of the products that we design, engineer, manufacture, repair and overhaul, and maintain detailed records to ensure traceability of the production of and service on each aircraft component. We believe that our emphasis on quality control has enabled us to obtain many of the FAA licenses we hold, including our exclusive SFAR 36 certifications. The expense required to institute and maintain comparable quality control procedures makes it difficult for new competitors to enter the market.

        Broad customer base.    Due to our diverse array of products and services and our emphasis on quality control and timely delivery, our customers include substantially all of the world's major commercial and regional airlines and major air cargo carriers, as well as OEMs of commercial, regional, business and military aircraft and components, and manufacturers and operators of industrial gas turbine engines. Our customer base includes companies that produce or operate the full range of aerospace platforms and other markets, including:

  •
  Large Commercial Jets—Boeing 737, 747, 757, 767, 777 and Airbus 319, 320, 321, 340;
  •
  Military Aircraft and Space Vehicles—Boeing C-17, F/A-18, Delta Launch Vehicle, International Space Station and Lockheed Martin F-16 and Northrop Grumman E-2C;
  •
  Business Jets—Gulfstream GIV, GV and Bombardier Global Express, Challenger, Learjet and Cessna Citation;
  •
  Regional Commercial Jets—Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190; and
  •
  Gas Turbine Engines—Siemens Westinghouse and other industrial gas turbines.

The percentages of our aviation segment net sales for fiscal 2002 by market were 43% for large commercial jets, 26% for military aircraft and space vehicles, 11% for business jets, 6% for regional commercial jets and 14% for gas turbine engines and other.

        We expect that our customer base will continue to strengthen and broaden with increased cross-selling efforts of our related products and services. For the fiscal year ended March 31, 2002, Boeing accounted for approximately 14% of our net sales and our ten largest customers accounted for approximately 44% of our net sales. Although the loss of Boeing could have a material adverse effect on us, we provide various products and services to numerous Boeing facilities and, accordingly, we believe that the loss of all Boeing business is unlikely.

        Established industry presence.    The operating locations in our aviation segment have substantial experience in the aerospace industry. These entities are characterized by experienced management and highly skilled employees. Because of our established industry presence, we enjoy strong customer relations, name recognition and repeat business.

Company Strategy

        Key elements of our growth strategy include:

        Expand products and services.    We intend to continue to introduce new aviation products and services to take advantage of the growing industries in which we operate and to respond to our customers' increasing demand for aviation products and services. For example, our expertise in the manufacture and repair of complex components used in turbine engines for the aerospace market has allowed us to further penetrate the market for industrial gas turbine components used for power generation. Our goal is to provide a fully-integrated suite of manufacturing and repair capabilities similar to our current aerospace offering. We intend to further expand our position as a consolidated point of purchase to the aerospace industry by capitalizing on the ongoing trend toward outsourcing and the reduction by aircraft operators and OEMs of the number of approved suppliers and vendors.

        Make acquisitions.    We expect to continue our growth through acquisitions of other companies, assets or product lines that add to or complement our existing aviation products and services, such as our recent acquisition of certain assets of Ozone Industries, Inc. from BBA Group PLC that expanded our hydraulic control systems capabilities and increased our military business. We have successfully completed 19 acquisitions since our initial public offering in 1996. Because of the fragmented nature of much of the market for aircraft products and services, we believe that additional acquisition opportunities exist in the aerospace industry. We continually evaluate acquisition opportunities that may include small, focused acquisitions of specific product lines or capabilities as well as larger, strategic opportunities.

        Expand operating capacity.    We plan to continue our strategy of increasing capital expenditures, including expenditures for additional factories, equipment and skilled labor, to increase our operating capacity to meet our expected internal growth and to meet demand in the aerospace industry and power generation market. We intend to continue to invest in state-of-the-art plants and equipment to improve our operating efficiencies and increase our operating margins. For example, we recently completed a new casting facility that expanded our manufacturing capabilities as well as our capacity to produce turbine engine parts.

        Increase international marketing.    We intend to continue to take advantage of the expanding international market for aviation products and services as worldwide air travel increases and foreign nations purchase used aircraft that require more frequent repair and maintenance. We currently supply products and services to substantially all major commercial passenger and air cargo airlines worldwide, have facilities in the United Kingdom and France and retain independent sales representatives in a number of foreign countries. In addition, we participate in several international trade shows, including the Paris Air Show, the Farnborough Air Show and the Singapore Air Show. We intend to build on our existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

        Capitalize on our group affiliation.    As we continue to expand our product and service offerings, we plan to leverage our network of operating locations to cross-sell these capabilities to our existing customers and broaden the portfolio of products and services that we deliver to these customers. In addition, through brand affiliation, we can leverage our reputation for quality and performance and, where possible, introduce best operating practices throughout our operations. Our operating locations will continue to share independent sales representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

Proprietary Rights

        We benefit from our proprietary rights relating to designs, engineering, manufacturing processes and repair and overhaul procedures. For some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for the production of such specially designed products. We also hold two SFAR 36 certifications that permit us to develop proprietary repair procedures to be used in some repair and overhaul processes.

Raw Materials and Replacement Parts

        We purchase raw materials, primarily consisting of extrusions, forgings, castings, sheets and shapes, from various vendors. We also purchase replacement parts which are utilized in our various repair and overhaul operations. Although we believe that these raw materials and replacement parts are generally available at competitive prices from numerous sources, at times, castings and extrusions are in short supply and difficult to purchase in sufficient amounts to meet our customers' demands.

Operating Locations

        We operate through several operating locations which are divided into two segments: the aviation segment and the metals segment. The following chart describes the operations, customer base and certain other information with respect to our operating locations at March 31, 2002, except with respect to HTD Aerospace, Inc., which includes the operations of our recent acquisition of certain assets, including the operating location of Ozone Industries, Inc.

Operating Location (Year Established) (Year Acquired)	Location	Business	Type of Customers	Number of Employees
Aviation Segment
A. Biederman(1) (1933) (1993)	Glendale, CA	Sells and services aircraft and industrial instruments.	Commercial airlines, U.S. military and cargo carriers.	73
ACR Industries, Inc.(1) (1977) (2000)	Macomb, MI	Manufactures complex geared assemblies, gears and other components, servicing the aerospace industry.	Military and commercial airframe and engine OEMs, U.S. government and prime contractors.	163
Advanced Materials Technologies, Inc.(1) (1987) (1996)	Tempe, AZ	Repairs and manufactures components for APUs and gas turbine engines.	Aviation OEMs and commercial airlines.	232
Aerospace Technologies, Inc.(1) (1969) (1993)	Fort Worth, TX	Manufactures metallic/composite bonded honeycomb assemblies and repairs fuselage, wing, flight control surface parts and other flight critical components.	Aviation OEMs, commercial airlines, U.S. military and component supplier industry.	101
Airborne Nacelle Services, Inc.(1) (1995) (2000)	Hot Springs, AR	Repairs and overhauls engine nacelles and thrust reverses.	Commercial airline and air cargo carriers.	52
Construction Brevetees d'Alfortville (1951) (1999)	Alfortville, France	Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation and marine industries.	Aerospace, ground transportation and marine OEMs.	62
Chem-Fab Corporation (1968) (2000)	Hot Springs, AR	Chem-milling, hydroforming and processing of sheet metal and other structural parts and assemblies for the aerospace industry.	Aviation OEMs.	460
DG Industries, Inc. (1978) (1998)	Phoenix, AZ	Specializes in precision machining of aerospace components.	Military and aviation OEMs.	26
DV Industries, Inc. (1978) (1998)	Lynwood, CA	Provides metal finishing, processing and other services.	Aerospace, military and commercial industries.	114

Operating Location (Year Established) (Year Acquired)	Location	Business	Type of Customers	Number of Employees
EFS Aerospace, Inc.(1) (1983) (2001)	Valencia, CA	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems.	Aerospace OEMs.	169
Frisby Aerospace, Inc.(3) (1940) (1998)	Clemmons, NC Freeport, NY	Designs, manufactures, assembles and tests precision aircraft components.	Military and commercial OEMs, U.S. government, prime contractors and airlines.	215
Hydro-Mill Co. (1937) (1997)	Chatsworth, CA	Manufactures, repairs and overhauls precision machine parts and assemblies.	Aviation OEMs, commercial airlines and air cargo carriers.	158
HTD Aerospace, Inc.(1) (1935) (1999)	Bloomfield, CT East Lyme, CT	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems and manufactures precision components and assemblies.	Aviation airframe and engine OEMs and military aircraft market.	117
JDC Company(3) (1985) (1997)	Ft. Lauderdale, FL Austin, TX	Specializes in the repair, overhaul and exchange of electromechanical and pneumatic aircraft instruments.	Air cargo carriers, airlines, fixed base maintenance operators and general aviation.	60
K-T Corporation (1963) (1993)	Shelbyville, IN	Performs stretch forming, bending, die forming, machining, welding, assembly and other fabrication on aircraft wings, fuselages and skins.	Aviation OEMs, U.S. military and aerospace, mass transportation, energy and heavy trucking industries.	133
L.A. Gauge (1954) (1993)	Sun Valley, CA	Machines, bonds and fabricates ultra-precision parts.	Defense, aerospace, space medical, automotive and computer industries.	44
Lee Aerospace, Inc.(1) (1989) (1999)	Wichita, KS	Manufactures unheated windshields and flight deck and cabin windows for the general aviation and corporate jet market.	General aviation regional and corporate jet markets.	67
Northwest Industries (1960) (1993)	Albany, OR	Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.	Aerospace, nuclear, medical, electronic and chemical industries.	34
Nu-Tech Industries, Inc. (1972) (1998)	Grandview, MO	Produces complex structural components.	Commercial and military aircraft market.	125
Ralee Engineering Corp. (1962) (1999)	City of Industry, CA	Manufactures long structural components such as stringers, cords and flooring.	Aviation OEMs and military aircraft market.	137
Special Processes of Arizona, Inc.(1) (1987) (1996)	Phoenix, AZ	Produces and applies plasma coating.	Aviation OEMs and aircraft operators.	30
Stolper-Fabralloy Company(3) (1908) (1997)	Phoenix, AZ Brookfield, WI	Fabricates precision sheet metal components from high temperature alloys and provides repair and overhaul services.	Commercial, military and aerospace OEMs and industrial gas turbine OEMs.	254
Triumph Accessories Services(1)(2) (1965) (1993)	Wellington, KS	Repairs and overhauls aircraft and engine accessories and manufactures pneumatic and electrically activated valves for aircraft.	U.S. government, air cargo carriers and commercial airlines.	69

Triumph Air Repair(1)(2) (1979) (1993)	Phoenix, AZ	Repairs and overhauls APUs and supplemental equipment.	Worldwide commercial airlines and air cargo operators.	153
Triumph Air Repair Aftermarket Services Division (2001) (N/A)	Phoenix, AZ	Provides distribution, exchange and lease programs for APUs, APU components and components supported by Triumph Accessory Services and Airborne Nacelle.	Commercial airlines and air cargo carriers.	9
Triumph Air Repair (Europe) Limited(1) (1989) (1998)	Hampshire, England	Repairs and overhauls APUs and constant speed drives and integrated drive generators.	Commercial airlines.	36
Triumph Components- San Diego, Inc.(1) (1948) (1999)	El Cajon, CA	Develops and manufactures high-temperature metal alloy parts.	Commercial, military and aerospace OEMs.	94
Triumph Controls, Inc.(1) (1943) (1996)	North Wales, PA	Designs and manufactures mechanical and electromechanical control systems.	Aviation OEMs, shipyards, airlines, air cargo operators and U.S. and NATO military forces.	277
Triumph Engineering Services, Inc. (2001) (N/A)	Phoenix, AZ	Designs and performs reverse engineering of aerospace and industrial components.	Commercial airlines and air cargo carriers.	5
Triumph Industrial Gas Turbine Services, Inc. (2001) (N/A)	Phoenix, AZ	Provides repair services and aftermarket parts and services.	Utility operators, independent power producers and third party overhaul facilities.	20
Triumph Precision Casting Company (2000) (N/A)	Chandler, AZ	Produces complex investment castings of turbine blades and vanes for gas turbine engines.	Utility operators, independent power producers and third party overhaul facilities.	28
Triumph Precision, Inc. (1964) (1999)	Phoenix, AZ	Manufactures and machines precision tubing and provides heat treating and brazing services.	Aviation OEMs.	64
Triumph Thermal Processing Company(1) (2001) (N/A)	Chandler, AZ	Provides high temperature coatings.	OEMs, utility operators, independent power producers and third party overhaul facilities.	50
Metals Segment
Kilroy Structural Steel Co. (1918) (1993)	Cleveland, OH	Erects structural steel frameworks.	General contractors, engineers and architects of commercial buildings and bridges.	33
TriWestern Metals Co.(4) (1960) (1993)	Bridgeview, IL Chicago, IL	Produces and distributes specialty electrogalvanized products, specializing in flat rolled products.	Computer and electronic industries and the home and office products industries.	78

(1)
Designates FAA-certified repair station.
(2)
Designates SFAR 36 certification.
(3)
Designates that two locations are FAA-certified repair stations.
(4)
TriWestern Metals Co. was formed by merging Great Western Steel Co. into Triumph Industries Co.

Metals Processing and Distribution

        The metals segment produces and distributes blanked and slitted cold-rolled steel, which can be electrogalvanized or coated. We recently completed construction of a new electrogalvanizing line that significantly broadens our product offerings while reducing the marginal cost of this product line. In addition, we operate a business engaged in the erection of structural frameworks for buildings and bridges.

Sales and Marketing

        Each of our five aviation segment groups conducts sales and marketing activities both on a group basis as well as independently at each of the operating locations. With the aviation OEMs focusing on outsourcing additional work, it is increasingly important to market the collective capabilities of each of our aviation segment groups to the major aerospace and engine OEMs. While we have been marketing our group capabilities, including cross-marketing efforts among our five aviation segment groups, to our customers for the past two years, we continue to maintain our individual operating locations' focus on selling to their customers through in-house personnel, with support from independent regional manufacturers' representatives when beneficial. In-house personnel typically receive a base salary and commission, while independent manufacturers' representatives receive only commissions. It is our belief that using a combination of in-house personnel and independent regional manufacturers representatives at the local level facilitates responsiveness to each customer's changing needs and allows us to rapidly adapt to the current trends in each marketplace in which we operate.

        A significant portion of our government and defense contracts are awarded on a competitive bidding basis. We generally do not bid or act as the primary contractor, but will typically bid and contract as a subcontractor on contracts on a fixed fee basis. We generally sell to our other customers on a fixed fee, negotiated contract or purchase order basis.

Backlog

        We have a number of long-term agreements with several of our customers. These agreements generally describe the terms under which the customer may issue purchase orders to buy our products and services during the term of the agreement. These terms typically include a list of the parts or services customers may purchase, initial pricing for these products and services, anticipated quantities to be purchased by the customer and, to the extent known, delivery dates. Backlog only includes amounts for which we have actual purchase orders with firm delivery dates, since purchase orders issued by our aftermarket customers are usually completed within a short period of time. Our backlog data relates primarily to the OEM customers within our aviation segment. The backlog information set forth below does not include the sales that we expect to generate from long-term agreements associated with long-term aircraft production programs for which we do not have actual purchase orders with firm delivery dates.

        As of March 31, 2002, our aviation and metals segments had outstanding purchase orders representing an aggregate invoice price of approximately $369 million and $10 million, respectively. We believe that all but approximately $84 million of these purchase orders will be shipped by the aviation segment on or prior to March 31, 2003.

Competition

        We compete primarily with OEMs and the top-tier manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies, in the manufacture of aircraft and industrial gas turbine components and subassemblies. OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair activities to third parties.

        Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies. Some major commercial airlines continue to own and operate their own service centers, while others have begun to sell their repair and overhaul services to other aircraft operators. The repair and overhaul services provided by domestic airlines are primarily for their own aircraft, although these airlines may perform a limited amount of repair and overhaul services for third parties. Foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but also for other airlines. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

        Similarly, competition for the repair and overhaul of industrial gas turbine components comes primarily from OEMs and a small number of other independent repair and overhaul companies.

        Participants in the aerospace and industrial gas turbine industries compete primarily on the basis of breadth of technical capabilities, volume capacity, quality, turnaround time and cost.

        Our principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers.

        In each industry in which we compete, some of our competitors' financial and other resources are substantially greater than ours.

Government Regulation and Industry Oversight

        The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and these new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on us.

        We must also satisfy the requirements of our customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services. Several of our operating locations are FAA-approved repair stations.

        Generally, the FAA is granting licenses only for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to a particular aircraft component in order to obtain a license with respect to this component, the application process may involve substantial cost.

        The license approval processes for the Joint Aviation Authority, which regulates this industry in the European Union, and other comparable foreign regulatory authorities are similarly stringent, involving potentially lengthy audits.

        Our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act of 1970, commonly referred to as OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Environmental Matters

        Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations issued by government agencies, including the EPA. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with these laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future.

        Certain of our facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON Office Solutions pursuant to the acquisition by us of these facilities from IKON Office Solutions. One of these facilities is connected with a site included on the National Priorities List of Superfund sites maintained by the EPA. Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. IKON Office Solutions' indemnification covers us for losses we might suffer in connection with liabilities and obligations arising under environmental, health and safety laws with respect to operations or use of those facilities prior to their acquisition by us. More generally, the IKON Office Solutions' indemnification covers the costs, claims and potential losses associated with environmental matters, including all the identified remediation activities and liabilities, that were identified in the purchase agreement for the acquisition or that arose from conditions or activities existing at the facilities or operations acquired from IKON Office Solutions prior to our acquisition from IKON Office Solutions in July 1993. Some other facilities acquired and operated by us or one of our subsidiaries, including a leased facility located on an EPA National Priorities List site, were under active investigation for environmental contamination by federal or state agencies when acquired, and, at least in some cases, continue to be under investigation. We are indemnified by prior owners or operators and/or present owners of the facilities for liabilities that we incur as a result of these investigations and the environmental contamination found that pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third party suits, including Superfund liabilities at third party sites, in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

Legal Proceedings

        We are not presently involved in any material legal proceedings outside of the ordinary course of business. We may in the future be named as a defendant in lawsuits involving product defects, breach of warranty or other actions relating to products that we manufacture or products that we distribute that are manufactured by others. We believe that our potential exposure is adequately covered by our aviation product and general liability insurance.

Employees

        As of March 31, 2002, we employed 3,679 persons, of whom 242 were management employees, 115 were sales and marketing personnel, 317 were technical personnel, 416 were administrative personnel and 2,589 were production workers.

        Several of our subsidiaries are parties to collective bargaining agreements with labor unions. Under these agreements, we currently employ approximately 418 full-time employees, and from time to time employ up to an additional 33 temporary employees for our steel erection business, all of whom are members of labor unions. Currently, approximately 11% of our permanent employees are represented by labor unions and approximately 15% of the aviation segment's net sales and 100% of the metals segment's net sales are derived from the facilities at which at least some employees are unionized. One of the collective bargaining agreements will expire in the next twelve months. One of our subsidiaries is currently negotiating a collective bargaining agreement that expired on February 28, 2001. No work stoppage is expected at this location. Our inability to negotiate acceptable contracts with these unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have an adverse effect on our business and results of operations.

        We have not experienced any material labor-related work stoppage and consider our relations with our employees to be good.

Properties

        Our executive offices are located in Wayne, Pennsylvania, where we lease 7,695 square feet of space. In addition, as of March 31, 2002, we owned or leased the following facilities for our operating locations, including the operating location purchased in connection with our recent acquisition of certain assets of Ozone Industries, Inc.:

Location	Description	Square Footage	Owned/Leased
Aviation Segment
Chandler, AZ	Thermal processing facility/office	7,000	Leased
Chandler, AZ	Casting facility/office	26,500	Leased
Phoenix, AZ	Plasma spray facility/office	13,500	Leased
Phoenix, AZ	Repair and overhaul shop/office	50,000	Leased
Phoenix, AZ	Manufacturing facility/office	35,000	Leased
Phoenix, AZ	Machine shop/office	13,700	Owned
Phoenix, AZ	Repair and overhaul/office	18,597	Leased

Phoenix, AZ	Manufacturing facility/office	54,812	Leased
Phoenix, AZ	Manufacturing facility/office	15,374	Leased
Phoenix, AZ	Repair and overhaul/office	4,598	Leased
Tempe, AZ	Manufacturing facility/office	13,500	Owned
Tempe, AZ	Machine shop	9,300	Owned
Tempe, AZ	Machine shop	32,100	Owned
Hot Springs, AR	Manufacturing facility/office	216,001	Owned
Hot Springs, AR	Machine shop/office	240,000	Owned
Chatsworth, CA	Manufacturing facility/office	101,900	Owned
Chatsworth, CA	Manufacturing facility	21,600	Leased
City of Industry, CA	Manufacturing facility/office	75,000	Leased
El Cajon, CA	Manufacturing facility/office	113,790	Leased
Glendale, CA	Instrument shop/warehouse/office	25,000	Leased
Lynwood, CA	Processing and finishing facility/office	59,662	Leased
Lynwood, CA	Office/warehouse/aerospace metal processing	67,200	Leased
Sun Valley, CA	Machine shop/office	30,000	Owned
Valencia, CA	Manufacturing facility/office	40,205	Leased
Walnut, CA	Manufacturing facility/office	126,000	Leased
Bloomfield, CT	Manufacturing facility/office	25,000	Leased
East Lyme, CT	Manufacturing facility/office	59,550	Owned
Hampshire, England	Repair and overhaul/office	11,915	Leased
Ft. Lauderdale, FL	Instrument shop/warehouse/office	7,200	Leased
Alfortville, France	Manufacturing facility/office	7,500	Leased
Shelbyville, IN	Manufacturing facility/office	192,300	Owned
Shelbyville, IN	Manufacturing facility/office	50,000	Owned
Wellington, KS	Repair and overhaul/office	65,000	Leased
Wichita, KS	Manufacturing facility/office	46,100	Leased
Macomb, MI	Manufacturing facility/office	86,000	Leased
Grandview, MO	Manufacturing facility/office	80,000	Owned
Freeport, NY	Manufacturing facility/office/warehouse	29,000	Owned
Clemmons, NC	Manufacturing facility/repair/office	20,000	Owned
Albany, OR	Machine shop/office	25,000	Owned
North Wales, PA	Manufacturing facility/office	111,400	Leased
North Wales, PA	Storage facility	4,800	Leased
Austin, TX	Instrument shop/warehouse/office	4,500	Leased
Fort Worth, TX	Manufacturing facility/office	114,100	Owned
Kent, WA	Warehouse/office	5,000	Leased
Brookfield, WI	Manufacturing facility/office	62,000	Leased
Metals Segment
Bridgeview, IL	Steel processing facility/office	140,000	Leased
Chicago, IL	Steel distributing facility/office	135,700	Owned
Cleveland, OH	Steel fabrication facility/office	30,950	Leased
Plain City, OH	Office	2,000	Leased

         We believe that our properties are adequate to support our operations for the foreseeable future.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Richard C. Ill	59	President, Chief Executive Officer and Director
John R. Bartholdson	57	Senior Vice President, Chief Financial Officer, Treasurer and Director
Lawrence J. Resnick	44	Vice President
Richard M. Eisenstaedt	56	Vice President, General Counsel and Secretary
Kevin E. Kindig	45	Vice President and Controller
Richard C. Gozon	63	Director
Claude F. Kronk	70	Director
Joseph M. Silvestri	40	Director
William O. Albertini	58	Director

        Richard C. Ill has been our president and chief executive officer and a director since 1993. Mr. Ill is a member of the board of governors of the Aerospace Industry Association, the board of directors of Denman and Davis, Inc. and the advisory board of Outward Bound, USA.

        John R. Bartholdson has been our senior vice president, chief financial officer and treasurer and a director since 1993. Mr. Bartholdson serves on the board of directors and is chairman of the compensation committee of PBHG Funds, Inc.

        Lawrence J. Resnick has been a vice president since August 2000. Mr. Resnick was the president of Triumph Controls, Inc., one of our subsidiaries from January 1996 through July 2000.

        Richard M. Eisenstaedt has been a vice president, our general counsel and secretary since October 1996.

        Kevin E. Kindig has been a vice president since 1999 and our controller since 1993.

        Richard C. Gozon has been one of our directors since 1993. Mr. Gozon retired on March 31, 2002 from his position as executive vice president of Weyerhaeuser Company, a position which he held in excess of five years. Mr. Gozon serves on the board of directors of U.G.I. Corporation, AmeriSource Bergen Corp. and AmeriGas Partners, L.P.

        Claude F. Kronk has been one of our directors since 1993. Mr. Kronk retired on January 1, 1998 from his position as vice chairman and chief executive officer of J&L Specialty Steel, Inc., a position which he held in excess of five years. Mr. Kronk serves on the board of directors of Cold Metal Products, Co.

        Joseph M. Silvestri has been one of our directors since 1994. Mr. Silvestri has been employed by Citicorp Venture Capital, Ltd. since 1990 and has been a vice president since 1995. Mr. Silvestri serves on the board of directors of Euramax International, Inc., ISG Resources, MacDermid, Incorporated and Delco Remy International, Inc.

        William O. Albertini has been one of our directors since 1999. Mr. Albertini was executive vice president and chief financial officer of Bell Atlantic Corp. from 1991 through 1997. In 1997, Mr. Albertini became executive vice president and chief financial officer of Bell Atlantic Global Wireless and remained in that position until his retirement on April 30, 1999. Mr. Albertini serves on the board of directors of American Water Works, BlackRock Funds, People's State Bank and Midwest Independent Service Operator, Inc.

SECURITY OWNERSHIP

        The following table sets forth information as of May 24, 2002 regarding the beneficial ownership of our common stock by:

  •
  each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

  •
  each director;

  •
  each of our five most highly compensated executive officers, including our chief executive officer;

  •
  all directors and executive officers as a group; and

  •
  the selling stockholder.

        Unless otherwise indicated, the address of each person identified is c/o Four Glenhardie Corporate Center, 1255 Drummer's Lane, Suite 200, Wayne, Pennsylvania 19087.

        The percentages shown are based on 15,833,414 shares of common stock and Class D common stock outstanding as of May 24, 2002 and after the offering. Shares of common stock which a person has the right to acquire upon the exercise of stock options and warrants held by that holder that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.

        Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock and Class D common stock beneficially owned by them.

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering
Name of Beneficial Owner				Number of Shares Being Offered
	Number		Percentage		Number	Percentage
Richard C. III	260,193	(1)	1.6%	—	260,193	1.6%
John R. Bartholdson	228,276	(2)(3)	1.4%	—	228,276	1.4%
Lawrence J. Resnick	98,762	(4)	*	—	98,762	*
Richard M. Eisenstaedt	23,250	(5)	*	—	23,250	*
Kevin E. Kindig	37,763	(6)(7)	*	—	37,763	*
Richard C. Gozon	73,929	(8)	*	—	73,929	*
Claude F. Kronk	67,803	(9)	*	—	67,803	*
Joseph M. Silvestri	26,658	(10)(11)	*	—	26,658	*
William O. Albertini	14,334	(12)	*	—	14,334	*
Citicorp Venture Capital, Ltd. 399 Park Avenue New York, NY 10043	4,268,435	(13)	27.0%	2,350,000	1,918,435	12.1%
Private Capital Management, L.P. 8889 Pelican Bay Blvd. #500 Naples, FL 34108	2,486,481		15.7%	—	2,486,481	15.7%
All executive officers and directors as a group (9 persons)	830,968		5.2%	—	830,968	5.2%

*
Less than one percent.

(1)
Includes stock options currently held by Mr. Ill to purchase 73,000 shares of common stock, which options may be exercised in the next 60 days. This amount also includes 17,000 shares of restricted common stock, 5,666 of which have vested by May 24, 2002.

(2)
Includes stock options currently held by Mr. Bartholdson to purchase 73,000 shares of common stock, which options may be exercised in the next 60 days. This amount also includes 10,000 shares of restricted common stock, 3,333 of which have vested by May 24, 2002.

(3)
Mr. Bartholdson disclaims beneficial ownership of 3,450 shares of common stock beneficially owned by one of his daughters.

(4)
Includes stock options currently held by Mr. Resnick to purchase 38,492 shares of common stock, which options may be exercised in the next 60 days.

(5)
Includes stock options currently held by Mr. Eisenstaedt to purchase 22,250 shares of common stock, which options may be exercised in the next 60 days.

(6)
Includes stock options currently held by Mr. Kindig to purchase 17,000 shares of common stock, which options may be exercised in the next 60 days.

(7)
Mr. Kindig disclaims beneficial ownership of 210 shares of common stock beneficially owned by his daughter.

(8)
Includes stock options currently held by Mr. Gozon to purchase 2,834 shares of common stock, which options may be exercised in the next 60 days.

(9)
Includes stock options currently held by Mr. Kronk to purchase 2,834 shares of common stock, which options may be exercised in the next 60 days.

(10)
Includes stock options currently held by Mr. Silvestri to purchase 2,834 shares of common stock, which options may be exercised in the next 60 days.

(11)
Mr. Silvestri disclaims beneficial ownership of the shares of common stock held by Citicorp Venture Capital, Ltd.

(12)
Includes stock options currently held by Mr. Albertini to purchase 3,334 of common stock, which options may be exercised in the next 60 days.

(13)
Includes 2,419,900 shares of common stock and 1,848,535 shares of Class D common stock. Immediately prior to this offering, Citicorp Venture Capital, Ltd. will convert all 1,848,535 shares of its Class D common stock into 1,848,535 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, 6,000,000 shares of Class D common stock, par value $.001 per share, and 250,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering, we will have outstanding 15,833,414 shares of common stock, no shares of Class D common stock and no shares of preferred stock. As of May 24, 2002, there were approximately 40 registered holders of common stock.

Common Stock

        The holders of common stock are generally entitled to one vote for each share held on all matters voted upon by stockholders. Subject to the rights of any outstanding shares of preferred stock, the holders of the common stock are entitled to dividends that may be declared at the discretion of our board of directors out of legally available funds. If we liquidate, dissolve or windup, holders of common stock are entitled to share ratably in our net assets after payment or provision for all liabilities, subject to the prior rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase our securities. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities.

        Our directors are elected by the holders of common stock pursuant to cumulative voting, which gives a stockholder the right to cast as many votes in the aggregate as that stockholder is entitled to vote under our certificate of incorporation, multiplied by the number of directors to be elected. A stockholder may cast all votes for one director candidate or distribute those votes among two or more director candidates. Therefore, cumulative voting may make it more difficult to change the composition of the board of directors and may discourage or make more difficult an attempt by a person or group to obtain control of the company. Any director, or the entire board of directors, may be removed by the stockholders at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote for the election of directors, except that, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him when cumulatively voted at an election of the entire board of directors.

Class D Common Stock

        The rights of holders of Class D common stock are identical to those of holders of common stock, except that the holders of Class D shares are not entitled to vote in the election of directors. On all matters voted upon by the stockholders, the holders of common stock and the Class D common stock vote together as a class, except as provided by law. The transfer of shares of Class D common stock is restricted, in the case of an individual holder, to members of the holder's family, to trusts for that holder's benefit or the benefit of that holder's family, estate or donees; in the case of trustees, to the grantor or a designated beneficiary of that trust or their guardians or custodians, or to persons who are permitted transferees of the grantor of those beneficiaries; in the case of a corporation or partnership which is an original holder of shares, to its stockholders or partners or permitted transferees of those stockholders or partners; in the case of any other corporation or partnership, to persons who previously contributed shares to that corporation or partnership or who are permitted transferees of those persons; and, in the case of an estate of a deceased or bankruptcy or insolvent holder, to any persons, trusts, corporations or partnerships which are otherwise entitled to own shares of Class D common stock. A share of Class D common stock may be converted into a share of common stock at any time at the sole option of the holder. Once a share of Class D common stock has been converted into common stock, it will no longer be subject to any restrictions on transfer.

Preferred Stock

        Our certificate of incorporation authorizes the issuance of up to 250,000 shares of preferred stock from time to time by the board of directors in one or more series as consideration for the stock or assets of another corporation or in connection with our merger with or into another corporation. The board of directors may adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series of preferred stock and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of that preferred stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by the stockholders. We have no current plans to issue any series of preferred stock. One of the effects of undesignated preferred stock may be to enable our board of directors to prevent or delay a change in control.

Limitation on Directors' Liabilities

        Our certificate of incorporation provides that, as permitted by Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. Further, under the provisions of our bylaws, as amended, each person who is or was a party to or is threatened to be made a party of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of us or is or was serving at our request as a director, officer, employee or agent of another company or other entity shall be indemnified by us against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that the Court of Chancery or the court in which such action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court deems proper.

        The termination of any action, suit or proceedings by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        In addition, to the extent that such a person is successful on the merits or otherwise in defense of any action, suit, or proceeding brought against him or her by reason of the fact that he or she is our director, officer, employee or agent, he or she shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred in connection therewith.

        Our bylaws, as amended, provide that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

        Any indemnification under the provisions summarized above (unless ordered by a court) shall be made by us only as authorized in each specific case upon a determination that indemnification of such person is proper under the circumstances because he or she has met the applicable standard of conduct set forth in the applicable provision. Such determination shall be made by any of (1) a majority vote of our directors who are not parties to the action, suit or proceeding (even though less than a quorum), (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        We maintain director and officer insurance with respect to those claims described above in customary amounts.

        The foregoing summaries are necessarily subject to the complete text of the relevant statute or document.

Other Matters

        Our common stock has traded on the New York Stock Exchange under the symbol TGI since October 25, 1996.

        The transfer agent and registrar for our common stock is National City Bank.

SHARES ELIGIBLE FOR FUTURE SALE

        Based on the number of shares outstanding on May 24, 2002, upon completion of this offering we will have outstanding an aggregate of 15,833,414 shares of our common stock, excluding any exercises of outstanding convertible securities. Of these shares, all 2,350,000 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Further, of these shares, 2,749,403 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, promulgated under the Securities Act, which rules are summarized below.

        The market price of our stock could decline as a result of sales by our existing stockholders of a large number of shares of our stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Lock-up Agreements

        Each of our officers and directors and the selling stockholder have agreed, subject to specified limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options under our existing stock option plans and issue stock upon exercise of options outstanding on the date of this prospectus or options granted in accordance with the foregoing. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for a least one year would be entitled to sell publicly within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 158,334 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the SEC.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

        The selling stockholder, which upon completion of this offering, will own an aggregate of 1,918,435 shares of common stock, has certain demand and piggyback registration rights with respect to the shares of common stock held by it.

Sales by Non-Affiliates

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options

        We have filed with the SEC registration statements on Forms S-8 under the Securities Act covering an aggregate of 1,308,750 shares of common stock reserved for issuance under our employees' and directors' stock option plans. As of May 24, 2002, options to purchase 870,067 shares of common stock were issued and outstanding under these plans, 446,153 of which are vested.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from the selling stockholder the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	2,350,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment described below, if any of these shares are purchased.

        We and the selling stockholder have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $            per share under the public offering price. The underwriters may allow and the dealers may re-allow, a concession not in excess of $            per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

        The selling stockholder has granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 352,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,350,000 shares are being offered.

        The underwriting discounts and commission per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are    % of the initial public offering price. The selling stockholder has agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by the selling stockholder	$	$	$

        In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                                               , which expenses will be paid by us pursuant to the terms of a registration rights agreement with the selling stockholder.

        We and the selling stockholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors, and the selling stockholder have agreed, subject to specified limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options under our existing stock option plans and issue stock upon exercise of options outstanding on the date of this prospectus or options granted in accordance with the foregoing. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise.

        A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

        From time to time, the underwriters and their affiliates have provided financial advisory, underwriting, lending or other similar services for us, for which we have paid customary fees, and may provide such services to us in the future.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Some legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York. Some legal matters related to his offering will be passed upon for the selling stockholder by Kirkland & Ellis, New York, New York.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the common stock offered by the selling stockholder in this offering. This prospectus does not contain all the information set forth in the registration statement and you should refer to that registration statement with its exhibits for further information. Statements contained in this prospectus as to the contents of any contract or other document are not complete and you should review those documents filed as an exhibit to, or incorporated by reference into, the registration statement.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may review any of this information and the registration statement at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains information about us. You can also inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  our Annual Report on Form 10-K for the fiscal year ended March 31, 2002; and

  •
  our Current Report on Form 8-K filed June 6, 2002.

        You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. We will not, however, provide copies of the exhibits to these filings, unless we specifically incorporate by reference the exhibits in this prospectus.

Triumph Group, Inc.
Four Glenhardie Corporate Center
1255 Drummers Lane, Suite 200
Wayne, Pennsylvania
(610) 975-0420
Attention: Corporate Secretary

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

2,350,000 Shares

Common Stock

Deutsche Bank Securities

Merrill Lynch & Co.

Prospectus

                      , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, represent estimates only.

Estimated
SEC registration fee	$11,736
NASD filing fee	13,256
Transfer agent fees	5,000
Printing and engraving expenses	125,000
Accounting fees and expenses	140,000
"Blue Sky" fees and expenses (including legal fees)	5,000
Legal fees and expenses	140,000
Miscellaneous fees and expenses	35,008

Total	$475,000

Item 15. Indemnification of Directors and Officers.

        Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify any person who is or was an officer or director of Triumph Group, Inc., as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. In addition, our Amended and Restated Certificate of Incorporation eliminates personal liability of our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time.

        Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and any person serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or

  •
  for any transaction from which the director derived an improper personal benefit.

        No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision become effective.

        We maintain directors' and officers' liability insurance that provides for indemnification of our directors and officers against damages arising out of certain kinds of claims that may be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
3.2		Bylaws. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
3.3
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Triumph Group, Inc. (Incorporated by reference to our annual report on Form 10-K for the fiscal year ended March 31, 1999.)
4		Form of Common Stock Certificate. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
5.1	**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
23.1	*	Consent of Ernst & Young LLP, Independent Auditors.
23.2	**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

*
Filed herewith.
**
Previously filed.

Item 17. Undertakings

        (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the

Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration as of the time it was declared effective.

        (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, Commonwealth of Pennsylvania, on June 6, 2002.

TRIUMPH GROUP, INC.
BY:	/S/ RICHARD C. ILL Richard C. Ill Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ RICHARD C. ILL Richard C. Ill	President, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2002
/s/ JOHN R. BARTHOLDSON John R. Bartholdson	Senior Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	June 6, 2002
/s/ KEVIN E. KINDIG Kevin E. Kindig	Vice President and Controller (Principal Accounting Officer)	June 6, 2002
* Richard C. Gozon	Director	June 6, 2002
* Claude F. Kronk	Director	June 6, 2002
* Joseph M. Silvestri	Director	June 6, 2002

* William O. Albertini	Director	June 6, 2002
*By:	/s/ JOHN R. BARTHOLDSON
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
3.2		Bylaws. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
3.3		Certificate of Amendment to Amended and Restated Certificate of Incorporation of Triumph Group, Inc. (Incorporated by reference to our annual report on Form 10-K for the fiscal year ended March 31, 1999.)
4		Form of Common Stock Certificate. (Incorporated by reference to our registration statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996.)
5.1	**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
23.1	*	Consent of Ernst & Young LLP, Independent Auditors.
23.2	**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

*
Filed herewith.
**
Previously filed.

QuickLinks

PROSPECTUS SUMMARY
Our Business
Our Industry
Our Competitive Advantages
Our Growth Strategy
The Offering
Summary Financial Data (in thousands, except per share data)
RISK FACTORS
Risks Related to Our Industry
Risks Related to Our Business
Risks Related to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX